AB 3/16

* AB 2/29

[redacted]

12011664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2012

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boomerang Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Old Kings Highway South, 3rd Floor
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donough McDonough — 203-855-1723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

SD 3/21/12

OATH OR AFFIRMATION

I, Donough McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public ccm exp 6-30-16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOMERANG CAPITAL LLC

Financial Statements
For the Year Ending December 31, 2011
In accordance with Rule 17A-5(d)

BOOMERANG CAPITAL LLC

TABLE OF CONTENTS

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT AUDITOR'S REPORT

To the Members of
Boomerang Capital LLC

We have audited the accompanying statement of financial condition as of December 31, 2011 and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Summit llc

Denver, Colorado
February 14, 2012

BOOMERANG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	400,579
Fee income receivables		36,100
Furniture, equipment and software, at cost, net of accumulated depreciation of $100,561		-
Deposits		100,000
	$	**536,679**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	12,377
COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)		
MEMBERS' EQUITY (Note 3):		
Members' interests		674,279
Accumulated deficit		(149,977)
Total members' equity		524,302
	$	**536,679**

The accompanying notes are an integral part of this statement.

BOOMERANG CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE:	
Consulting Fee Income	$ 1,640,676
Interest	655
Total revenue	1,641,331
EXPENSES:	
Salaries and Payroll related expense	354,146
Consulting expenses	223,427
Occupancy and related expenses	130,236
Travel and Entertainment	123,619
Insurance	117,477
Office expenses	53,943
Professional Fees	23,303
Communication	13,110
Licensing and Filing Fees	7,617
Website and Software	4,581
Miscellaneous	1,342
Total expenses	1,052,801
NET INCOME	**$ 588,530**

The accompanying notes are an integral part of this statement.

BOOMERANG CAPITAL LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Members' Interests	Accumulated Defcit
BALANCES, December 31, 2010	$ 941,957	$ (738,507)
Contributions	-	-
Distributions	(267,678)	-
Net income	-	588,530
BALANCES, December 31, 2011	**$ 674,279**	**$ (149,977)**

The accompanying notes are an integral part of this statement.

BOOMERANG CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	588,530
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in fee income receivable		(36,100)
Increase in deposits and other assets		(79,854)
Increase in accounts payable and accrued expenses		3,877
Net cash provided by operating activities		476,453
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members		(267,678)
NET INCREASE IN CASH		208,775
CASH, at beginning of year		191,804
CASH, at end of year	**$**	**400,579**

The accompanying notes are an integral part of this statement.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Boomerang Capital LLC, (the "Company") was incorporated as a limited liability company in the state of Delaware on September 10, 2001. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. The Company commenced operations in September of 2001 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as a broker-dealer on September 10, 2001.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

Revenue Recognition

The Company has entered into placement agent agreements with various funds. The Funds pay the Company a portion of their management fee and a portion of the annual performance fees. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis using estimated useful lives of three to seven years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2011.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed basis. The agreements with the general partners and managing members of the Funds vary by agreement based on advisory services provide or a percentage of the fees charged to the investors from the Funds.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $388,202 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .03 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS

The Company leases office space from an unrelated third party under a noncancellable operating lease. At December 31, 2011, aggregate minimum future rental commitments under this lease with a remaining term in excess of one year are as follows:

December 31,	Amount
2012	$ 102,510
2013	105,503
2014	108,496
2015	111,489
2016	85,300
Total	**$ 513,298**

Total rental expense of $124,164, including the lease referred to above, was charged to operations during the year ended December 31, 2011.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives a portion of the management fees and performance fees from four different investment managers. The total revenue earned and percentage of total revenue from each investment manager was $890,949 and 54%, $576,865 and 35%, $125,000 and 8%, and $47,862 and 3%, respectively.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client investor accounts to various hedge funds and private equity funds, all of which are traded by third-party fund managers. The Company does not take discretionary control over any account or funds. The Funds, to which the Company introduces accounts, pay the Company a portion of the management and performance fees received by the Fund. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (Continued)

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a Fund, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund.

NOTE 7 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through February 14, 2012, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.